Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Registration Statement No. 333-222237 Relating to the Preliminary Prospectus Supplement Dated October 16, 2018
PRICING TERM SHEET
Dynagas LNG Partners LP
 8.75% Series B Fixed to Floating Cumulative Redeemable Perpetual Preferred Units
(Liquidation Preference $25.00 per Unit)
October 16, 2018
This summary pricing sheet relates only to the securities described below and should only be read together with the Preliminary Prospectus Supplement, subject to completion, dated October 16, 2018, relating to these securities and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Except as set forth in the immediately preceding sentence, this summary pricing sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Capitalized terms not defined herein have the meanings assigned to them in the Preliminary Prospectus Supplement.

Issuer:	Dynagas LNG Partners LP

Securities Offered:	Series B Fixed to Floating Rate Cumulative Redeemable Perpetual Preferred Units

Number of Firm Units:	2,200,000 units

Number of Option Units:	330,000 units

Public Offering Price:	$25.00 per unit; $55,000,000 total

Underwriting Discounts:	$0.7875 per unit; $1,732,500 total

Maturity Date:	Perpetual (unless redeemed by the Issuer on or after November 22, 2023)

Ratings:	The Series B Fixed to Floating Rate Cumulative Redeemable Perpetual Preferred Units will not be rated by any nationally recognized statistical rating organization

Trade Date:	October 16, 2018

Settlement Date:
October 23, 2018 (T+5)

It is expected that delivery of the Series B Fixed to Floating Rate Cumulative Redeemable Perpetual Preferred Units will be made on or about October 23, 2018, which will be the fifth business day following the date of pricing of the Series B Fixed to Floating Rate Cumulative Redeemable Perpetual Preferred Units (this settlement cycle being referred to as "T+5"). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Series B Fixed to Floating Rate Cumulative Redeemable Perpetual Preferred Units on the initial pricing date of the Series B Fixed to Floating Rate Cumulative Redeemable Perpetual Preferred Units or the next two succeeding business days will be required, by virtue of the fact that the Series B Fixed to Floating Rate Cumulative Redeemable Perpetual Preferred Units initially will settle in T+5, to specify alternative settlement arrangements at the time of any such trade to prevent a failed settlement and should consult their own advisor.

Liquidation Preference:	$25.00 per preferred unit, plus accrued and unpaid distributions

Distribution Rate:
From and including the original issue date to, but excluding, November 22, 2023, the distribution rate for the Series B Preferred Units will be 8.75% per annum per $25.00 of liquidation preference per unit (equal to $2.1875 per annum per unit).  From and including November 22, 2023, the distribution rate will be a floating rate equal to three-month LIBOR plus a spread of 5.593% per annum per $25.00 of liquidation preference per unit.

Distribution Payment Dates:	Quarterly on the 22nd day of February, May, August and November, commencing on February 22, 2019

Optional Redemption:
On or after November 22, 2023, the Issuer may, at its option, redeem the Series B Fixed to Floating Rate Cumulative Redeemable Perpetual Preferred Units, in whole or in part, at any time or from time to time, at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption.

CUSIP/ISN:	Y2188B 124 / MHY2188B1240

Joint Book-Running Managers:	Morgan Stanley & Co. LLC UBS Securities LLC Stifel, Nicolaus & Company, Incorporated

Co-Managers:	B. Riley FBR, Inc.

Listing:
The Issuer intends to file an application to list the Series B Fixed to Floating Rate Cumulative Redeemable Perpetual Preferred Units on the New York Stock Exchange under the symbol "DLNGPRB". If the application is approved, trading of the Series B Fixed to Floating Rate Cumulative Redeemable Perpetual Preferred Units on the New York Stock Exchange is expected to commence within 30 days after their original issue date.

ADDITIONAL INFORMATION:

All information (including financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein.

This communication is intended for the sole use of the person to whom it is provided by us. This communication does not constitute an offer to sell the Series B Fixed to Floating Rate Cumulative Redeemable Perpetual Preferred Units and is not soliciting an offer to buy the Series B Fixed to Floating Rate Cumulative Redeemable Perpetual Preferred Units in any jurisdiction where the offer or sale is not permitted.

The issuer has filed a registration statement (including a prospectus supplement and a prospectus) with the U.S. Securities and Exchange Commission (the "SEC") for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC at 1-866-718-1649, UBS Securities LLC at 1-888-827-7275, or Stifel, Nicolaus & Company, Incorporated at 1-855-300-7136.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.